UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

BiomX Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

09090D103
(CUSIP Number)

December 18, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 09090D103	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Mountain Wood, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,900,000(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,900,000(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12	TYPE OF REPORTING PERSON* OO

(1)	Consists of 2,900,000 shares issuable upon exercise of 2,900,000 warrants. Each warrant is exercisable at a price of $11.50 per full share and expires on October 28, 2024.

CUSIP No. 09090D103	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Kerry Propper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 2,900,000(1)
	6	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 2,900,000(1)
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6%
12	TYPE OF REPORTING PERSON* IN

(1)	Consists of securities owned by Mountain Wood, LLC.

CUSIP No. 09090D103	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: BiomX Inc.

(b)	Address of Issuer’s Principal Executive Offices:

7 Pinhas Sapir St., Floor 2

Ness Ziona, Israel 7414002

Item 2.

(a)	Name of Person Filing: Mountain Wood, LLC
Kerry Propper

(b)	Address of Principal Business Office or if none, Residence:

c/o Chardan Healthcare Acquisition Corp.

17 State Street, 21st Floor
New York, NY 10004

(c)	Citizenship: Mountain Wood, LLC – Delaware

 Kerry Propper – United States

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 09090D103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Mountain Wood, LLC – 2,900,000 shares. Consists of 2,900,000 shares issuable upon exercise of 2,900,000 warrants. Each warrant is exercisable at a price of $11.50 per full share and expires on October 28, 2024.

Kerry Propper – 2,900,000 shares. Consists of securities owned by Mountain Wood, LLC.

Kerry Propper has voting and dispositive power over the securities owned by Mountain Wood, LLC.

(b)	Percent of Class:

Mountain Wood, LLC –11.6%

Kerry Propper – 11.6%

The foregoing percentages are based on 22,041,620 shares of common stock outstanding as of December 3, 2019.

CUSIP No. 09090D103	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Mountain Wood, LLC – 2,900,000 shares.

Kerry Propper – 2,900,000 shares.

(ii)	shared power to vote or to direct the vote:

Mountain Wood, LLC – 0 shares.

Kerry Propper – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Mountain Wood, LLC – 2,900,000 shares.

Kerry Propper – 2,900,000 shares.

(iv)	shared power to dispose or to direct the disposition of:

Mountain Wood, LLC – 0 shares.

Kerry Propper – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 09090D103	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 30, 2019

MOUNTAIN WOOD, LLC

By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Managing Member

/s/ Kerry Propper
Kerry Propper

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of BiomX Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of December 30, 2019.

MOUNTAIN WOOD, LLC

By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Managing Member

/s/ Kerry Propper
Kerry Propper